**GROUP CORPORATE SECRETARIAL SERVICES DEPARTMENT**
36 Robinson Road, #04-01 City House, Singapore 068877
Tel: (65) 6877 8228 Fax: (65) 6225 4959
Writer's Tel: (65) 6877 8278

RECEIVED
2005 NOV 18 P 1:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

**CITY DEVELOPMENTS LIMITED**
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司
CO. REG. NO.: 196300316Z

Our Ref: GCSS-EL/1885/05/LTR

15 November 2005

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

***BY COURIER***

[redacted]

05012668

SUPPL

Dear Sirs

**ADR FACILITIES**
**CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)**

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith a copy of the announcement dated 14 November 2005 (*Unaudited Third Quarter and Nine-Month Financial Statement for the period ended 30 September 2005*).

Yours faithfully,

PROCESSED
NOV 18 2005
THOMSON FINANCIAL

ENID LING
Assistant Manager
(Corporate Secretarial Services)

Encs.

cc M/s Coudert Brothers, Hong Kong (without enclosures) (*By Fax Only*)
Ms Catherine Loh

EL/kw

**Unaudited Third Quarter and 9 months ended 30 September 2005 * Financial Statement And Dividend Announcement**

* Asterisks denote mandatory information

| | |
|---|---|
| Name of Announcer * | CITY DEVELOPMENTS LIMITED |
| Company Registration No. | 196300316Z |
| Announcement submitted on behalf of | CITY DEVELOPMENTS LIMITED |
| Announcement is submitted with respect to * | CITY DEVELOPMENTS LIMITED |
| Announcement is submitted by * | Shufen Loh @ Catherine Shufen Loh |
| Designation * | Company Secretary |
| Date & Time of Broadcast | 14-Nov-2005 18:21:34 |
| Announcement No. | 00109 |

**>> Announcement Details**

The details of the announcement start here ...

| | |
|---|---|
| For the Financial Period Ended * | 30-09-2005 |

**Attachments:**

Q3_2005.pdf
Total size = **173K**
(2048K size limit recommended)

# CITY DEVELOPMENTS LIMITED

(REG. NO. 196300316Z)

## UNAUDITED THIRD QUARTER AND NINE-MONTH FINANCIAL STATEMENT FOR THE PERIOD ENDED 30 SEPTEMBER 2005

### PART I – INFORMATION REQUIRED FOR ANNOUNCEMENTS OF QUARTERLY (Q1, Q2 & Q3), HALF-YEAR AND FULL YEAR RESULTS

**1(a) An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year.**

**These figures have not been audited.**

| | The Group Third quarter ended 30 September 2005 | The Group Third quarter ended 30 September 2004 (restated) | Incr/ (Decr) | The Group 9-month period ended 30 September 2005 | The Group 9-month period ended 30 September 2004 (restated) | Incr/ (Decr) |
|---|---|---|---|---|---|---|
| | S$'000 | S$'000 | % | S$'000 | S$'000 | % |
| Revenue | 584,472 | 597,843 | (2.2) | 1,687,380 | 1,776,766 | (5.0) |
| Cost of sales | (292,166) | (312,016) | (6.4) | (825,176) | (927,024) | (11.0) |
| **Gross profit** | 292,306 | 285,827 | 2.3 | 862,204 | 849,742 | 1.5 |
| Other operating income (2) | 19,529 | 13,790 | 41.6 | 84,585 | 31,166 | 171.4 |
| Administrative expenses (3) | (102,112) | (99,368) | 2.8 | (313,657) | (303,281) | 3.4 |
| Other operating expenses (4) | (98,886) | (95,543) | 3.5 | (294,972) | (278,770) | 5.8 |
| Financial costs (5) | (37,811) | (43,312) | (12.7) | (125,502) | (129,305) | (2.9) |
| Share of profit/(loss) of associated companies (net of tax) | 4 | (16) | NM | 17 | (77) | NM |
| Share of profit of jointly controlled entities (net of tax) (6) | 13,622 | 17,399 | (21.7) | 36,038 | 27,496 | 31.1 |
| **Profit before taxation** | 86,652 | 78,777 | 10.0 | 248,713 | 196,971 | 26.3 |
| Income tax expense (7) | | | | | | |
| - For the current period | (22,755) | (12,145) | | (71,702) | (40,808) | |
| - (Under)/overprovisions for prior periods | (2,426) | 9,812 | | (8,191) | 36,053 | |
| | (25,181) | (2,333) | NM | (79,893) | (4,755) | NM |
| **Profit for the period** | 61,471 | 76,444 | (19.6) | 168,820 | 192,216 | (12.2) |
| **Attributable to :** | | | | | | |
| **Equity holders of the parent** | **37,271** | **53,163** | (29.9) | **101,504** | **129,900** | (21.9) |
| Minority interests | 24,200 | 23,281 | 3.9 | 67,316 | 62,316 | 8.0 |
| **Profit for the period** | 61,471 | 76,444 | (19.6) | 168,820 | 192,216 | (12.2) |
| **Earnings per share** | | | | | | |
| **- basic** | 4.20 cents | 6.28 cents | | 10.74 cents | 15.58 cents | |
| **- fully diluted** | 3.93 cents | 5.72 cents | | 10.56 cents | 14.87 cents | |

*NM : Not meaningful*

*Note :*

The comparative figures have been restated/reclassified to take into account the retrospective adjustments arising from the adoption of *FRS 21 (revised 2004) - The Effects of Changes in Foreign Exchange Rates* and *FRS 102 - Share-based Payment* or to conform with current period's presentation.

**Notes to the Group's Income Statement:**

(1) Profit before taxation includes the following:

| | The Group Third quarter ended 30 September | | The Group 9-month period ended 30 September | |
|---|---|---|---|---|
| | 2005 | 2004 (restated) | 2005 | 2004 (restated) |
| | S$'000 | S$'000 | S$'000 | S$'000 |
| Interest income | 6,994 | 5,978 | 25,380 | 17,154 |
| Profit on sale of investments, property, plant and equipment (net) [(2)] | 11,216 | 3,341 | 12,481 | 6,583 |
| Investment income | 3,225 | 2,436 | 5,951 | 4,062 |
| Write-back of allowance for foreseeable losses on development properties (net) | 540 | 2,823 | 1,614 | 7,852 |
| Depreciation and amortisation | (37,603) | (42,153) | (122,428) | (127,819) |
| Net exchange loss | (709) | (251) | (2,589) | (581) |

(2) Other operating income comprising mainly profit on disposal of property, plant and equipment, interest income and miscellaneous income increased by $5.7 million for Q3 and $53.4 million for 9-month period ended 30.9.2005. The increases were mainly due to business interruption insurance proceeds of £12.8 million (approximately S$39.8 million) received in respect of the Millenium Hilton, New York, a hotel held by its subsidiary, Millennium & Copthorne Hotels plc in Q1 and gain recognised on sale of Bayswater Tower, Sydney in Q3.

(3) Administrative expenses comprise mainly depreciation, hotel administrative expenses, and salaries and related expenses.

(4) Other operating expenses comprise mainly property taxes and insurance on hotels, hotel other operating expenses and net exchange loss. This increased by $3.3 million for Q3 and $16.2 million for 9-month period ended 30.9.2005 mainly on account of higher utilities, advertising and promotion costs, property taxes and salaries for the hotel division which was in line with the increase in its revenue.

(5) Financial costs which comprise interest on borrowings, valuation losses on investments and amortisation of transaction cost on borrowings and debt securities, decreased by $5.5 million for Q3 and $3.8 million for 9-month period ended 30.9.2005. The decrease was mainly due to reduction in borrowings.

(6) Share of after-tax profit of jointly controlled entities decreased by $3.8 million for Q3 but increased by $8.5 million for 9-month period ended 30.9.2005. Profit for Q3 2004 includes gain on disposal of interest in Amarin Plaza Public Company Limited, held by WREP Thailand Holdings, in which the Group has a 50% interest. The increase for 9-month period ended 30.9.2005 is mainly on account of gain from the sale of MyeongDong Central Building in Seoul, held by Myungdong Development Co. Ltd, in which the Group has a 50% interest and higher contribution from Edelweiss Park and The Sail @ Marina Bay.

**Notes to the Group's Income Statement: (cont'd)**

(7) Income tax expense for the period is derived at by applying the varying statutory tax rates on the taxable profits/(losses) and taxable/deductible temporary differences of the different countries in which the Group operates.

| | The Group | | | |
|---|---|---|---|---|
| | Third quarter ended 30 September | | 9-month period ended 30 September | |
| | 2005 | 2004 (restated) | 2005 | 2004 (restated) |
| The tax charge relates to the following: | $m | $m | $m | $m |
| Profit for the period | 22.8 | 12.1 | 53.0 | 40.9 |
| Business interruption insurance proceeds | - | - | 18.7 | - |
| Under/(over)provision in respect of prior periods | 2.4 | (9.8) | 8.2 | (36.1) |
| | 25.2 | 2.3 | 79.9 | 4.8 |

The effective tax rate for the Group is 32.1% for 9-month period ended 30.9.2005 (2004: 2.4%). Excluding the effect of adjustments in provisions in respect of prior periods, business interruption insurance proceeds and its related tax, the effective tax rate for the Group would be 25.4% for 9-month period ended 30.9.2005 (2004: 20.8%).

# CITY DEVELOPMENTS LIMITED
**(REG. NO. 196300316Z)**

**1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year.**

| | Note | <------ The Group ------> | | <-- The Company ---> | |
|---|---|---|---|---|---|
| | | As at 30.09.05 | As at 31.12.2004 (restated) | As at 30.09.05 | As at 31.12.2004 (restated) |
| | | S$'000 | S$'000 | S$'000 | S$'000 |
| **Non-current assets** | | | | | |
| Property, plant and equipment | (1) | 8,318,354 | 8,891,410 | 529,271 | 580,938 |
| Investments in subsidiaries | | - | - | 2,200,572 | 2,201,407 |
| Investments in associated companies | | 1,306 | 1,241 | - | - |
| Investments in jointly controlled entities | | 262,488 | 235,631 | 67,880 | 67,880 |
| Financial assets | | 72,096 | 31,301 | 38,484 | 15,546 |
| Intangible assets | | 783 | 295 | - | - |
| Other non-current assets | | 84,984 | 81,839 | 56,248 | 57,535 |
| | | **8,740,011** | **9,241,717** | **2,892,455** | **2,923,306** |
| **Current assets** | | | | | |
| Development properties | | 1,927,657 | 1,944,358 | 1,465,472 | 1,599,119 |
| Consumable stocks | | 13,401 | 13,508 | 996 | 1,061 |
| Financial assets | | 46,934 | 35,642 | - | - |
| Trade and other receivables | | 935,433 | 700,959 | 1,225,526 | 969,549 |
| Cash and cash equivalents | | 641,206 | 827,834 | 229,563 | 385,282 |
| | | **3,564,631** | **3,522,301** | **2,921,557** | **2,955,011** |
| Non-current assets classified as held for sale | (1) | 467,964 | - | 48,195 | - |
| | | **4,032,595** | **3,522,301** | **2,969,752** | **2,955,011** |
| **Total assets** | | **12,772,606** | **12,764,018** | **5,862,207** | **5,878,317** |
| **Equity attributable to equity holders of the parent** | | | | | |
| Share capital | | 460,748 | 452,541 | 460,748 | 452,541 |
| Reserves | | 4,579,535 | 4,498,163 | 3,216,801 | 3,214,240 |
| | | 5,040,283 | 4,950,704 | 3,677,549 | 3,666,781 |
| **Minority interests** | | 2,243,168 | 2,252,438 | - | - |
| **Total equity** | | **7,283,451** | **7,203,142** | **3,677,549** | **3,666,781** |
| **Non-current liabilities** | | | | | |
| Interest-bearing loans and other liabilities (net) | (2) | 2,601,075 | 2,625,631 | 931,582 | 943,553 |
| Employee benefits | | 18,090 | 17,291 | - | - |
| Provisions | | 8,860 | 9,830 | - | - |
| Deferred tax liabilities | | 715,458 | 670,222 | 14,194 | 10,906 |
| | | **3,343,483** | **3,322,974** | **945,776** | **954,459** |
| **Current liabilities** | | | | | |
| Bank overdrafts | | 3,436 | 2,171 | - | - |
| Trade and other payables | | 769,539 | 688,222 | 959,352 | 983,698 |
| Bank loans | | 116,660 | 18,306 | 116,660 | 18,306 |
| Current portion of long-term liabilities (net) | (2) | 742,795 | 815,656 | 121,169 | 48,876 |
| Bonds and notes - repayable within 12 months (net) | (2) | 404,610 | 583,311 | 19,994 | 169,979 |
| Employee benefits | | 16,835 | 14,566 | 1,300 | 1,153 |
| Provision for taxation | | 89,975 | 115,173 | 20,407 | 35,065 |
| Provisions | | 1,822 | 497 | - | - |
| | | **2,145,672** | **2,237,902** | **1,238,882** | **1,257,077** |
| **Total liabilities** | | **5,489,155** | **5,560,876** | **2,184,658** | **2,211,536** |
| **Total equity and liabilities** | | **12,772,606** | **12,764,018** | **5,862,207** | **5,878,317** |

Notes :

(1) In accordance with *FRS 105 - Non-Current Assets held for Sale and Discontinued Operations*, the carrying value of the following non-current assets (Property, plant and equipment) have been reclassified as Non-current assets classified as held for sale:

(a) 11 commercial properties in Singapore to be sold in accordance with various conditional sale and purchase agreements entered into on 30 June 2005;

(b) commercial property asset held in Sydney, comprising part of the former Millennium Sydney hotel property and the adjoining retail and conference centre. Bayswater Tower, which was sold in third quarter of 2005, has been excluded.

(2) These figures have been derived after deducting the unamortised balance of related deferred financial charges.

(3) Certain comparative figures have been restated/reclassified to adjust for the effect of adoption of FRS 21 (revised 2004) and FRS 102 or to conform with current period's presentation.

**1(b)(ii) Aggregate amount of group's borrowings and debt securities.**

The Group's net borrowings refer to aggregate borrowings from banks, financial institutions and finance lease creditors, after deducting cash and cash equivalents. It excludes advances from minority shareholders of certain subsidiaries, deferred real estate taxes payable, retention sums payable, other payables and deposits received. Unamortised balance of deferred financial charges have not been deducted.

| | | As at 30/9/2005 S$'000 | As at 31/12/2004 S$'000 |
|---|---|---|---|
| **Unsecured** | | | |
| -repayable within one year | | 258,390 | 564,306 |
| -repayable after one year | | 1,448,138 | 1,267,339 |
| | (a) | 1,706,528 | 1,831,645 |
| **Secured** | | | |
| -repayable within one year | | 1,008,377 | 855,296 |
| -repayable after one year | | 1,132,831 | 1,334,272 |
| | (b) | 2,141,208 | 2,189,568 |
| Gross borrowings | (a)+(b) | 3,847,736 | 4,021,213 |
| Less : cash and cash equivalents | | (641,206) | (827,834) |
| Net borrowings | | 3,206,530 | 3,193,379 |

**Details of any collateral**

The borrowings by subsidiaries are generally secured by:

- mortgages on their land and buildings and/or hotel properties and/or
- assignment of all rights and benefits to sale, lease and/or insurance proceeds

The borrowings by the Company are unsecured.

# CITY DEVELOPMENTS LIMITED
(REG. NO. 196300316Z)

**1(c) A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year.**

| | Third quarter ended 30 September | | 9-month period ended 30 September | |
|---|---|---|---|---|
| | 2005 | 2004 (restated) | 2005 | 2004 (restated) |
| **Operating Activities** | S$'000 | S$'000 | S$'000 | S$'000 |
| Profit before taxation | 86,652 | 78,777 | 248,713 | 196,971 |
| **Adjustments for:** | | | | |
| Depreciation and amortisation | 37,603 | 42,153 | 122,428 | 127,819 |
| Property, plant and equipment written off | 22 | 88 | 83 | 166 |
| Profit on sale of property, plant and equipment | (11,216) | (3,341) | (12,481) | (6,243) |
| Share of profit of associated companies and jointly controlled entities (net of tax) | (13,626) | (17,383) | (36,055) | (27,419) |
| Interest income | (6,994) | (5,978) | (25,380) | (17,154) |
| Interest expense | 37,334 | 41,729 | 120,352 | 124,323 |
| Dividend income | (3,225) | (2,436) | (5,951) | (4,062) |
| Valuation/hedging differences | (5,438) | - | (4,553) | - |
| Allowance for diminution in value of investments written back (net) | - | (1,118) | - | (903) |
| Share-based expenses | 599 | 310 | 1,621 | 928 |
| Allowance for foreseeable losses on development properties written back | (540) | (2,823) | (1,614) | (7,852) |
| Allowance for doubtful debts (written back)/made (net) | (155) | (144) | 52 | 475 |
| Operating profit before working capital changes | 121,016 | 129,834 | 407,215 | 387,049 |
| **Changes in working capital** | | | | |
| Development properties | 84,543 | 88,988 | 153,545 | 412,627 |
| Stocks, trade and other receivables | (9,598) | 142,957 | (90,014) | (79,543) |
| Related corporations | (43,126) | (10,866) | (82,227) | (21,979) |
| Trade and other payables | 24,124 | 5,108 | 2,775 | 33,508 |
| Employee benefits | 551 | 145 | 3,574 | 2,636 |
| Cash generated from operations | 177,510 | 356,166 | 394,868 | 734,298 |
| Income tax paid | (33,551) | (23,200) | (72,014) | (34,615) |
| **Cash flows from operating activities carried forward** | **143,959** | **332,966** | **322,854** | **699,683** |

# CITY DEVELOPMENTS LIMITED
(REG. NO. 196300316Z)

| | Third quarter ended 30 September | | 9-month period ended 30 September | |
|---|---|---|---|---|
| | 2005 | 2004 (restated) | 2005 | 2004 (restated) |
| | S$'000 | S$'000 | S$'000 | S$'000 |
| **Cash flows from operating activities brought forward** | **143,959** | **332,966** | **322,854** | **699,683** |
| **Investing Activities** | | | | |
| Purchase of property, plant and equipment | (42,053) | (20,987) | (225,005) | (45,501) |
| Proceeds from sale of property, plant and equipment | 79,469 | 5,224 | 98,654 | 15,606 |
| Disposal of investments in jointly controlled entities | - | 252 | - | 600 |
| Purchase of intangible assets | (86) | - | (480) | (56) |
| Cash flow on acquisition of subsidiary (net of cash) | (4,519) | - | (4,519) | - |
| (Purchase)/disposal of financial assets (net) | (4,027) | 1,364 | (12,831) | (7,744) |
| Interest received (including amounts capitalised as property, plant and equipment and development properties) | 7,153 | 6,015 | 25,633 | 17,250 |
| Dividends received | | | | |
| - investments | 3,225 | 2,436 | 5,951 | 4,062 |
| - jointly controlled entities | 12,600 | 51,870 | 12,688 | 56,812 |
| **Cash flows from investing activities** | 51,762 | 46,174 | (99,909) | 41,029 |
| **Financing Activities** | | | | |
| Proceeds from issue of shares (net of expenses) | 16,270 | 66,130 | 41,035 | 406,490 |
| Capital contribution from/(return of capital to) minority shareholders (net) | 972 | (4,149) | (48,242) | (23,690) |
| Proceeds from term loans (net of expenses) | 308,587 | 474,231 | 711,959 | 606,566 |
| Repayment of term loans | (152,234) | (718,096) | (591,656) | (1,003,395) |
| Repayment to finance lease creditors | (2,695) | (2,471) | (5,408) | (4,867) |
| Proceeds from issuance of bonds and notes (net of expenses) | - | 42,839 | 241,350 | 356,537 |
| Repayment of bonds and notes | (334,684) | (105) | (638,661) | (272,610) |
| Repayment of other long-term liabilities | (1,116) | (952) | (2,172) | (2,420) |
| Proceeds from bank loans | 88,988 | - | 99,708 | - |
| Repayment of bank loans | (17,250) | - | (17,250) | (26,551) |
| Dividend paid | - | - | (59,185) | (380,505) |
| Interest paid (including amounts capitalised as property, plant and equipment and development properties) | (41,042) | (44,762) | (130,832) | (134,498) |
| **Cash flows from financing activities** | (134,204) | (187,335) | (399,354) | (478,943) |
| **Net increase/(decrease) in cash and cash equivalents carried forward** | **61,517** | **191,805** | **(176,409)** | **261,769** |

# CITY DEVELOPMENTS LIMITED
(REG. NO. 196300316Z)

| | Third quarter ended 30 September | | 9-month period ended 30 September | |
|---|---|---|---|---|
| | 2005 | 2004 (restated) | 2005 | 2004 (restated) |
| | S$'000 | S$'000 | S$'000 | S$'000 |
| **Net increase/(decrease) in cash and cash equivalents brought forward** | **61,517** | **191,805** | **(176,409)** | **261,769** |
| Exchange differences arising on translation of foreign subsidiaries' cash and cash equivalents | (5,074) | (3,709) | (11,484) | 161 |
| Cash and cash equivalents at the beginning of the period (net of bank overdraft) | 581,327 | 640,723 | 825,663 | 566,889 |
| **Cash and cash equivalents at the end of the period (net of bank overdraft)** | **637,770** | **828,819** | **637,770** | **828,819** |

# CITY DEVELOPMENTS LIMITED

**(REG. NO. 196300316Z)**

**1(d)(i) A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year.**

| | <——Attributable to equity holders of the parent——> | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| **The Group** | **Share Capital S$m** | **Share Prem. S$m** | **Cap. Res. S$m** | **Other Res.* S$m** | **Asset Rev. Res. S$m** | **Exch. Fluct. Res. S$m** | **Accum. Profits S$m** | **Total S$m** | **Minority Interests S$m** | **Total Equity S$m** |
| At 1 January 2005, as previously reported | 452.5 | 1,458.7 | 148.2 | - | 515.3 | 176.4 | 2,199.6 | 4,950.7 | 2,252.4 | 7,203.1 |
| Effects of adopting | | | | | | | | | | |
| - FRS 21 (revised 2004) | - | - | - | - | - | 0.7 | (0.7) | - | - | - |
| - FRS 102 | - | - | - | 0.6 | - | - | (0.6) | - | - | - |
| At 1 January 2005, restated | 452.5 | 1,458.7 | 148.2 | 0.6 | 515.3 | 177.1 | 2,198.3 | 4,950.7 | 2,252.4 | 7,203.1 |
| Effect of adopting FRS 39 | - | - | - | 8.8 | - | - | 1.7 | 10.5 | (4.1) | 6.4 |
| | 452.5 | 1,458.7 | 148.2 | 9.4 | 515.3 | 177.1 | 2,200.0 | 4,961.2 | 2,248.3 | 7,209.5 |
| Exchange differences arising on consolidation of foreign subsidiaries | - | - | - | - | 16.2 | (22.6) | - | (6.4) | (3.0) | (9.4) |
| Issue of ordinary shares | 2.7 | 10.7 | - | - | - | - | - | 13.4 | - | 13.4 |
| *Exchange differences arising on foreign* currency liabilities (net of repayment) accounted for as a hedge of net investments in foreign entities | - | - | - | - | - | 0.5 | - | 0.5 | - | 0.5 |
| Realised revaluation reserve transferred to accumulated profits | - | - | - | - | (0.3) | - | 0.3 | - | - | - |
| Change of interests in subsidiaries | - | - | - | - | - | - | - | - | 2.9 | 2.9 |
| Cost of share-based payment | - | - | - | 0.2 | - | - | - | 0.2 | 0.2 | 0.4 |
| Valuation and hedging differences taken to equity (net of tax) | - | - | - | 7.0 | - | - | - | 7.0 | 2.4 | 9.4 |
| Profit for the period | - | - | - | - | - | - | 40.8 | 40.8 | 20.2 | 61.0 |
| At 31 March 2005 | 455.2 | 1,469.4 | 148.2 | 16.6 | 531.2 | 155.0 | 2,241.1 | 5,016.7 | 2,271.0 | 7,287.7 |
| Exchange differences arising on consolidation of foreign subsidiaries | - | - | - | - | 1.5 | (10.9) | - | (9.4) | (7.1) | (16.5) |
| Issue of ordinary shares | 2.3 | 9.1 | - | - | - | - | - | 11.4 | - | 11.4 |
| Exchange differences arising on foreign currency liabilities (net of repayment) accounted for as a hedge of net investments in foreign entities | - | - | - | - | - | 0.4 | - | 0.4 | - | 0.4 |
| Change of interests in subsidiaries | - | - | - | - | - | - | - | - | 0.1 | 0.1 |
| Cost of share-based payment | - | - | - | 0.3 | - | - | - | 0.3 | 0.3 | 0.6 |
| Valuation and hedging differences taken to equity (net of tax) | - | - | - | 2.8 | - | - | - | 2.8 | 2.8 | 5.6 |
| Profit for the period | - | - | - | - | - | - | 23.5 | 23.5 | 22.9 | 46.4 |
| Dividend paid | - | - | - | - | - | - | (59.2) | (59.2) | (52.3) | (111.5) |
| At 30 June 2005 | 457.5 | 1,478.5 | 148.2 | 19.7 | 532.7 | 144.5 | 2,205.4 | 4,986.5 | 2,237.7 | 7,224.2 |
| Exchange differences arising on consolidation of foreign subsidiaries | - | - | - | - | (0.2) | (3.7) | - | (3.9) | (20.5) | (24.4) |
| Issue of ordinary shares | 3.2 | 13.0 | - | - | - | - | - | 16.2 | - | 16.2 |
| Exchange differences arising on foreign currency liabilities (net of repayment) accounted for as a hedge of net investments in foreign entities | - | - | - | - | - | (0.1) | - | (0.1) | - | (0.1) |
| Change of interests in subsidiaries | - | - | - | - | - | - | - | - | 1.0 | 1.0 |
| Cost of share-based payment | - | - | - | 0.3 | - | - | - | 0.3 | 0.3 | 0.6 |
| Valuation and hedging differences taken to equity (net of tax) | - | - | - | 3.3 | - | - | - | 3.3 | - | 3.3 |
| Hedging differences transferred to profit for the period | - | - | - | 0.7 | - | - | - | 0.7 | 0.5 | 1.2 |
| Profit for the period | - | - | - | - | - | - | 37.3 | 37.3 | 24.2 | 61.5 |
| At 30 September 2005 | 460.7 | 1,491.5 | 148.2 | 24.0 | 532.5 | 140.7 | 2,242.7 | 5,040.3 | 2,243.2 | 7,283.5 |

* Other reserves comprise mainly Fair Value Reserve arising from available-for-sale investments and Hedging Reserve.

# CITY DEVELOPMENTS LIMITED
(REG. NO. 196300316Z)

| The Group | <------Attributable to equity holders of the parent Share Capital S$m | Share Prem. S$m | Cap. Res. S$m | Other Res.^ S$m | Asset Rev. Res. S$m | Exch. Fluct. Res. S$m | Accum. Profits S$m | Total S$m ------> | Minority Interests S$m | Total Equity S$m |
|---|---|---|---|---|---|---|---|---|---|---|
| At 1 January 2004, as previously reported | 413.6 | 1,055.4 | 148.2 | - | 461.4 | 165.5 | 2,358.9 | 4,603.0 | 2,069.0 | 6,672.0 |
| Effects of adopting | | | | | | | | | | |
| - FRS 21 (revised 2004) | - | - | - | - | - | 2.9 | (2.9) | - | - | - |
| - FRS 102 | - | - | - | 0.3 | - | - | (0.3) | - | - | - |
| At 1 January 2004, restated | 413.6 | 1,055.4 | 148.2 | 0.3 | 461.4 | 168.4 | 2,355.7 | 4,603.0 | 2,069.0 | 6,672.0 |
| Exchange differences arising on consolidation of foreign subsidiaries | - | - | - | - | (0.2) | (3.6) | - | (3.8) | (9.2) | (13.0) |
| Exchange differences arising on foreign currency liabilities (net of repayment) accounted for as a hedge of net investments in foreign entities | - | - | - | - | - | (0.3) | - | (0.3) | - | (0.3) |
| Change of interest in subsidiaries | - | - | - | - | - | - | - | - | 3.0 | 3.0 |
| Cost of share-based payment | - | - | - | 0.1 | - | - | - | 0.1 | 0.1 | 0.2 |
| Profit for the period, restated | - | - | - | - | - | - | 39.9 | 39.9 | 16.4 | 56.3 |
| At 31 March 2004, restated | 413.6 | 1,055.4 | 148.2 | 0.4 | 461.2 | 164.5 | 2,395.6 | 4,638.9 | 2,079.3 | 6,718.2 |
| Exchange differences arising on consolidation of foreign subsidiaries | - | - | - | - | 0.5 | 14.3 | - | 14.8 | 9.3 | 24.1 |
| Issue of ordinary shares | 2.0 | 8.1 | - | - | - | - | - | 10.1 | - | 10.1 |
| Issue of preference shares (net of expenses) | 16.5 | 313.7 | - | - | - | - | - | 330.2 | - | 330.2 |
| Exchange differences arising on foreign currency liabilities (net of repayment) accounted for as a hedge of net investments in foreign entities | - | - | - | - | - | 0.2 | - | 0.2 | - | 0.2 |
| Change of interest in subsidiaries | - | - | - | - | - | - | - | - | (7.0) | (7.0) |
| Cost of share-based payment | - | - | - | 0.2 | - | - | - | 0.2 | 0.1 | 0.3 |
| Profit for the period, restated | - | - | - | - | - | - | 36.8 | 36.8 | 22.6 | 59.4 |
| Dividend paid | - | - | - | - | - | - | (380.5) | (380.5) | (13.7) | (394.2) |
| At 30 June 2004, restated | 432.1 | 1,377.2 | 148.2 | 0.6 | 461.7 | 179.0 | 2,051.9 | 4,650.7 | 2,090.6 | 6,741.3 |
| Exchange differences arising on consolidation of foreign subsidiaries | - | - | - | - | (2.3) | (9.0) | - | (11.3) | (6.8) | (18.1) |
| Issue of ordinary shares | 13.2 | 52.9 | - | - | - | - | - | 66.1 | - | 66.1 |
| Exchange differences arising on foreign currency liabilities (net of repayment) accounted for as a hedge of net investments in foreign entities | - | - | - | - | - | 0.8 | - | 0.8 | - | 0.8 |
| Change of interest in subsidiaries | - | - | - | - | - | - | - | - | (0.5) | (0.5) |
| Cost of share-based payment | - | - | - | 0.2 | - | - | - | 0.2 | 0.2 | 0.4 |
| Profit for the period, restated | - | - | - | - | - | - | 53.2 | 53.2 | 23.3 | 76.5 |
| Dividend paid | - | - | - | - | - | - | - | - | (0.9) | (0.9) |
| At 30 September 2004, restated | 445.3 | 1,430.1 | 148.2 | 0.8 | 459.4 | 170.8 | 2,105.1 | 4,759.7 | 2,105.9 | 6,865.6 |

^ Other reserve relates to Share Option Reserve.

# CITY DEVELOPMENTS LIMITED
(REG. NO. 196300316Z)

| The Company | Share Capital S$m | Share Premium S$m | Capital Res. S$m | Asset Rev. Res. S$m | Exch. Fluct. Res. S$m | Fair Val. Res. S$m | Accum. Profits S$m | Total S$m |
|---|---|---|---|---|---|---|---|---|
| At 1 January 2005, as previously reported | 452.5 | 1,445.6 | 63.7 | 0.9 | (0.1) | - | 1,704.2 | 3,666.8 |
| Effect of adopting FRS 21 (revised 2004) | - | - | - | - | 0.1 | - | (0.1) | - |
| At 1 January 2005, restated | 452.5 | 1,445.6 | 63.7 | 0.9 | - | - | 1,704.1 | 3,666.8 |
| Effect of adopting FRS 39 | - | - | - | - | - | 13.2 | (1.0) | 12.2 |
| | 452.5 | 1,445.6 | 63.7 | 0.9 | - | 13.2 | 1,703.1 | 3,679.0 |
| Issue of ordinary shares | 2.7 | 10.7 | - | - | - | - | - | 13.4 |
| Valuation differences taken to equity (net of tax) | - | - | - | - | - | 3.7 | - | 3.7 |
| Profit for the period | - | - | - | - | - | - | 3.2 | 3.2 |
| At 31 March 2005 | 455.2 | 1,456.3 | 63.7 | 0.9 | - | 16.9 | 1,706.3 | 3,699.3 |
| Issue of ordinary shares | 2.3 | 9.1 | - | - | - | - | - | 11.4 |
| Valuation differences taken to equity (net of tax) | - | - | - | - | - | (1.0) | - | (1.0) |
| Profit for the period | - | - | - | - | - | - | 0.2 | 0.2 |
| Dividend paid | - | - | - | - | - | - | (59.2) | (59.2) |
| At 30 June 2005 | 457.5 | 1,465.4 | 63.7 | 0.9 | - | 15.9 | 1,647.3 | 3,650.7 |
| Issue of ordinary shares | 3.2 | 13.0 | - | - | - | - | - | 16.2 |
| Valuation differences taken to equity (net of tax) | - | - | - | - | - | 2.5 | - | 2.5 |
| Profit for the period | - | - | - | - | - | - | 8.1 | 8.1 |
| At 30 September 2005 | 460.7 | 1,478.4 | 63.7 | 0.9 | - | 18.4 | 1,655.4 | 3,677.5 |

# CITY DEVELOPMENTS LIMITED
(REG. NO. 196300316Z)

| The Company | Share Capital S$m | Share Premium S$m | Capital Res. S$m | Asset Rev. Res. S$m | Exch. Fluct. Res. S$m | Fair Val. Res. S$m | Accum. Profits S$m | Total S$m |
|---|---|---|---|---|---|---|---|---|
| At 1 January 2004, as previously reported | 413.6 | 1,042.3 | 63.7 | 0.9 | (0.8) | - | 2,052.4 | 3,572.1 |
| Effect of adopting FRS 21 (revised 2004) | - | - | - | - | 0.8 | - | (0.8) | - |
| At 1 January 2004, restated | 413.6 | 1,042.3 | 63.7 | 0.9 | - | - | 2,051.6 | 3,572.1 |
| Profit for the period, restated | - | - | - | - | - | - | 19.7 | 19.7 |
| At 31 March 2004, restated | 413.6 | 1,042.3 | 63.7 | 0.9 | - | - | 2,071.3 | 3,591.8 |
| Profit for the period, restated | - | - | - | - | - | - | 3.8 | 3.8 |
| Issue of ordinary shares | 2.0 | 8.1 | - | - | - | - | - | 10.1 |
| Issue of preference shares (net of expenses) | 16.5 | 313.7 | - | - | - | - | - | 330.2 |
| Dividend paid | - | - | - | - | - | - | (380.5) | (380.5) |
| At 30 June 2004, restated | 432.1 | 1,364.1 | 63.7 | 0.9 | - | - | 1,694.6 | 3,555.4 |
| Profit for the period, restated | - | - | - | - | - | - | 36.2 | 36.2 |
| Issue of ordinary shares | 13.2 | 52.9 | - | - | - | - | - | 66.1 |
| At 30 September 2004, restated | 445.3 | 1,417.0 | 63.7 | 0.9 | - | - | 1,730.8 | 3,657.7 |

**1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year.**

Ordinary share capital

Arising from the exercise of subscription rights by bonus warrant holders during the three-month period ended 30 September 2005, the Company issued 6,507,693 new ordinary shares of $0.50 each, thus bringing the total issued and paid up ordinary share capital as at 30 September 2005 to $444,204,194 comprising 888,408,388 ordinary shares of $0.50 each. As at 30 September 2005, the number of ordinary shares that may be issued on conversion of all the outstanding bonus warrants is 21,495,819 ordinary shares (30 September 2004: 52,219,360 ordinary shares).

Preference share capital

There was no additional preference shares issued during the three-month period. The total issued and paid up preference share capital as at 30 September 2005 was $16,543,712.85 comprising 330,874,257 (30 September 2004: 330,874,257) non-redeemable convertible non-cumulative preference shares of $0.05 each.

As at 30 September 2005, the maximum number of ordinary shares that may be issued upon full conversion at the sole option of the Company of all the preference shares is 44,998,898 ordinary shares (30 September 2004: 44,998,898 ordinary shares).

**2. Whether the figures have been audited or reviewed and in accordance with which auditing standard or practice.**

The figures have neither been audited nor reviewed by our auditors.

**3. Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of a matter).**

Not applicable.

4. **Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.**

The accounting policies and methods of computation adopted are consistent with those applied in the audited financial statements for the year ended 31 December 2004 except for the following which arose from the adoption of new/revised Financial Reporting Standards ("FRS") issued by the Council on Corporate Disclosure and Governance and are operative for financial period beginning on or after 1 January 2005:

**(a) <u>FRS 21 (revised 2004) - *The Effects of Changes in Foreign Exchange Rates*</u>**

The revised FRS requires exchange differences on loans from the Company to its subsidiaries which forms part of the Company's net investment in the subsidiaries to be included in the Company's income statement. Previously, the exchange differences were included in the Company's Exchange Fluctuation Reserves. On consolidation, exchange differences on such inter-company loans which are denominated in either the functional currency of the parent or the subsidiary continues to be taken to Exchange Fluctuation Reserves whilst exchange differences arising from similar loans which are not denominated in either the functional currency of parent or the subsidiary will now remain in the consolidated income statement. The application is retrospective and accordingly the comparative financial statements for 2004 are restated.

**(b) <u>FRS 39 - *Financial Instruments: Recognition and Measurement*</u>**

This FRS sets out the new requirements for the recognition, derecognition and measurement of the Group's and the Company's financial instruments and hedge accounting. In accordance with the transitional provisions of this FRS, the comparative financial statements for 2004 are not restated.

**(c) <u>FRS 102 - *Share-based Payment*</u>**

This FRS requires an entity to recognise share-based payment transactions in its financial statements, including transactions with employees or other parties to be settled in cash, other assets, or equity instruments of the entity. The application on the Share Option Scheme of a subsidiary is retrospective and accordingly the comparative financial statements for 2004 are restated.

**(d) <u>FRS 105 - *Non-current Assets Held for Sale and Discontinued Operations*</u>**

This FRS requires an entity to state its non-current assets as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. In accordance with the transitional provisions of this FRS, the comparative financial statements for 2004 are not restated.

The financial effects of the adoption of the various FRS on the accumulated profits, exchange fluctuation and other reserves are set out in item 1(d)(i) and may be subject to adjustments when they are audited at the end of the year.

The Group and the Company have also adopted revisions in other FRS that have become operative from 1 January 2005. However, they do not have any significant impact on the financial statements.

5. **If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change.**

Except for those required by the adoption of new/revised FRS stated in item 4 above, there was no change in the accounting policies and methods of computation.

6. **Earnings per ordinary share of the group for the current financial period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends.**

| | Third quarter ended 30 September | | 9-month period ended 30 September | |
|---|---|---|---|---|
| | 2005 | 2004 (restated) | 2005 | 2004 (restated) |
| Basic Earnings per share (cents) | 4.20 | 6.28 | 10.74 | 15.58 |
| Fully Diluted Earnings per share (cents) | 3.93 | 5.72 | 10.56 | 14.87 |
| Earnings per share is calculated based on : | | | | |
| a)Profit attributable to equity holders of the parent (S$'000) (*) | 37,271 | 53,163 | 95,105 | 129,900 |
| b)Weighted average number of ordinary shares in issue : | | | | |
| - basic | 888,086,794 | 846,003,009 | 885,913,125 | 833,837,775 |
| - fully diluted (**) | 948,424,456 | 929,140,005 | 900,266,971 | 873,318,952 |

** After deducting preference dividends of $6,399,000 declared and paid in Q2 2005 (9-month period ended 30.9.2004: Nil).*

***For computation of fully diluted earnings per share, the weighted average number of ordinary shares will be adjusted for the dilutive effect of potential ordinary shares arising from the exercise of all outstanding bonus warrants and conversion of all preference shares. For the 9-month period ended 30.9.2005, the preference shares were anti-dilutive and therefore were excluded in the calculation of fully diluted earnings per share.*

7. **Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the:-**
**(a) current financial period reported on; and**
**(b) immediately preceding financial year.**

| | The Group | | The Company | |
|---|---|---|---|---|
| | 30/9/2005 S$ | 31/12/2004 S$ | 30/9/2005 S$ | 31/12/2004 S$ |
| Net Asset Value per ordinary share based on issued share capital of 888,408,388 ordinary shares as at 30 September 2005 (871,994,508 ordinary shares as at 31 December 2004). | 5.67 | 5.68 | 4.14 | 4.21 |

8. **A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. It must include a discussion of the following:-**

**(a) any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors; and**

**(b) any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on.**

**Group Performance**

Group revenue amounted to $584.5 million for Q3 of the current year (2004: $597.8 million) and $1,687.4 million for the nine-month period ended 30 September 2005 (2004: $1,776.8 million). The Group's profit before tax increased to $86.7 million for Q3 (restated 2004: $78.8 million) and $248.7 million for the nine-month period (restated 2004: $197 million). The increase in pre-tax profit for the nine-month period is attributable to improved performance of the hotel operations and higher rental income which have been partially offset by lower contribution from property development.

After accounting for income tax expense and minority interests, the Group attributable profit amounted to $37.3 million for Q3 of the year (restated 2004: $53.2 million) and $101.5 million for the nine-month period (restated 2004: $129.9 million).

**Property**

The Singapore property market continued its steady growth momentum with residential property prices rising to 1.2% in Q3 compared to 0.5% in the previous quarter. The total volume of units sold in the first three quarters amounted to 6,560 units which have already surpassed the 2004 full year transaction volume of 5,785 units. The Singapore economy was also on track with a Q3 growth of 6% from 5.2% in Q2. With improving sentiment, the Singapore property market is set to be in an upswing position.

The Group's developments such as The Esparis were completed in July and Savannah CondoPark in September. These projects, together with The Pier at Robertson and Edelweiss Park, contributed to the Group's profit for the year. For the quarter under review, the Group has booked initial profits from The Sail @ Marina Bay Tower 1, which comprises 681 units, and has been completely sold. To-date, all of the 430-unit Tower 2 of The Sail @ Marina Bay has been sold except for 3 units. Profit from the sale of these units has not been recognised yet as the project was recently launched in October.

The 910-unit City Square Residences which was launched in Q2 is now 85% sold. However, profits would not be recognised this year as construction is still in its preliminary stage.

The office market also continued its upward trend with rental rates up 2.3% in Q3 compared to 1.0% increase in the previous quarter. Occupancy rates have also improved to 86.6%.

The sweeping changes affecting the property market announced by the Government in July has certainly helped to lift market sentiments. These revisions have made residential property more affordable and attractive for both local and foreign buyers. There is a significant increase in foreign buyers for the Group's projects, such as The Sail @ Marina Bay and City Square Residences at the junction of Serangoon and Kitchener Roads. 40% of The Sail's Tower 1 units and 25% of City Square Residences launched units were bought by foreigners.

In Q2, the Group announced its intention to unlock shareholder value with its intended sale of long leasehold interests in an asset portfolio comprising 9 properties and 2 carparks to Suntec REIT, (the Purchaser) for a total consideration of $788 million. However, in October 2005, the Group received written notices from the Purchaser purporting to terminate the Property Purchase Agreements (the Agreements) relating to the asset portfolio. The Purchaser had informed us that despite its best endeavours, the condition in relation to the approval of Unitholders to be given at an Extraordinary General Meeting, to be held by 30 September 2005, could not be satisfied. Under the legally binding Agreements, the Purchaser is obliged to use its best endeavours to procure fulfilment of this condition. The Group is seeking legal advice on the matter and has not accepted the Purchaser's purported termination of the Agreements.

The Group has been approached by many Integrated Resort (IR) contenders since the IR announcement was made. However, the Group had indicated earlier its intention not to tie up exclusively with any particular party until the conditions for the Request for Proposal (RFP) guidelines have been stipulated. When the Government issues the Marina Bay IR RFP requirements, the stage will be set for more detailed discussions with the IR contenders. The Group will only enter into tie-ups with potential parties on terms and conditions acceptable to the Group.

**Hotel**

Millennium & Copthorne Hotels plc (M&C), in which the Group has 52% interest, experienced a revenue growth of 8% to £146.6m (restated 2004: £136.3m) for the three months to 30 September 2005. Its group operating profit before other operating income grew by 8% to £24.1m (restated 2004: £22.3m) and the profit before tax grew by 52% to £20.0m (restated 2004: £13.2m).

For the nine months to 30 September, its revenue grew by 7% to £427.6m (restated 2004: £399.9m). The group operating profit before other operating income was £64.5m, up 14% (restated 2004: £56.6m) and profit before tax was £59.1m, up 92% (restated 2004: £30.8m).

Riding on the improving trading environment, the US, New York in particular, and Asia continued to achieve strong growth. Excluding London, which was temporarily tempered by weakness after the London incidents in July, the Group RevPAR grew by 6.6% in Q3.

**9. Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.**

The Group's performance for the period under review is in line with its expectations as disclosed in the announcement of results for second quarter and half year ended 30 June 2005.

**10. A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months.**

**Property**

The residential property market is well positioned to be in an upward momentum, particularly for high-end niche projects. For many years, not many of such developments have been launched, thereby creating a pent-up demand. Given the changing phase of Singapore's property market, and the vision to further develop Singapore into a vibrant hub city to live, work and play, including the attraction of foreign talents, iconic developments at Marina Bay, Sentosa Cove and other prime locations, are particularly attractive for not only locals, but also foreigners who work or invest in Singapore.

Signs of recovery for this niche market are evidenced by the successful launch of the Group's Tower 2 of The Sail @ Marina Bay. The Group had originally intended to retain Tower 2 for institutional enbloc sale, investment, REIT or other purposes. However, the enquiries and request for release were so overwhelming and in its commitment to maintain customer loyalty, the Group decided to release Tower 2 for retail sale.

The Sail @ Marina Bay has further enhanced the Group's reputation as the market leader with over 40 years of experience in setting new benchmarks for high quality luxurious residential developments. It has created greater awareness for this market segment, for which the Group will be focusing more in the near future.

Although not launched yet, the Group's upcoming iconic and high-end niche joint venture projects like the branded St Regis Residences and the water-front development in Sentosa Cove have attracted many enquiries. The 187-unit six-star super-luxurious St Regis Residences located at Tanglin/Tomlinson Roads is expected to be launched soon. The Sentosa Cove project is an exemplary development for which the Group won the tender based on its unique design and not on price alone.

The Group has another two freehold projects, namely, the 175-unit King's Centre – Plot 3 development, located next to the Grand Copthorne Waterfront and a 208-unit joint venture residential development on Evelyn Road. The Group is making preparations to launch these projects soon. The Group has also obtained in-principle approval to convert No. 1 Shenton Way (formerly Robina House) which has a total Gross Floor Area of 450,000 sq. ft., into a residential development with retail on the ground floor.

The property market is just starting to recover after almost 8 challenging years. The good demand currently experienced is mainly confined to the high-end niche market. Interest for the low to mid end residential developments is just improving. The current Government land policy on the real estate market in Singapore should help to achieve a more broad based recovery and given time, will lead to a healthy growth.

The Group has finalized the plans for an exciting and vibrant 721,000 sq. ft. of retail space at City Square Mall, located at the junction of Serangoon and Kitchener Roads, adjoining City Square Residences. With direct underground access to Farrer Park MRT station, this project is one of the biggest malls to be built. City Square Mall is set to transform and gentrify the area. With the mall's unique design features and proposed exciting tenant mix, shoppers will enjoy mega mall shopping experience.

On the commercial front, the Group has just started leasing its latest acquisition, The Exchange Tower in Bangkok, Thailand. This project, consisting of Grade A offices in an office tower plus a modern retail mall, offers approximately 455,000 sq. ft. of lettable area. Prominently located at the busy Sukhumvit-Ratchada-Asoke intersection, both the Bangkok's Mass Rapid Transit system and the BTS skytrain are running at its doorstep, providing convenient access to the building.

Riding on the good demand for Thailand's central district, the Group, through Real Estate Capital Asia Partners L.P., a private real estate fund in which the Group has invested, is planning to launch, in the first half of next year, its 600-unit freehold luxury condominium in the prime residential area at Sukhumvit.

**Hotel**

As part of M&C's strategy to maximise value from its portfolio of assets, it has decided to proceed to redevelop the 378-room existing hotel at Sunnyvale, located at the Silicon Valley in California, USA. Sitting on 8.63 acres of land, and with planning approval which has been a long process, the redevelopment will comprise approximately 240 residential units and a new 250-room hotel.

For Copthorne Orchid Singapore, it has received approval to redevelop the site for residential use. The Group is currently reviewing ways to optimise the development.

**Group Prospects**

The Group is expected to continue to remain profitable over the next 12 months.

**11. Dividend**

***(a) Current Financial Period Reported On***

***Any dividend declared for the current financial period reported on?***

Yes.

The Company had, on 30 June 2005, paid a non-cumulative preference dividend to holders of City Developments Limited Non-redeemable Convertible Non-cumulative Preference Shares of $0.05 each ("Preference Shares") of 1.93 cents (net) per Preference Share, calculated at the dividend rate of 3.9% (net) per annum on the issue price of each Preference Share, for the dividend period from 31 December 2004 to 29 June 2005.

On 14 November 2005, the Board of Directors, pursuant to the recommendation of the Audit Committee, declared the payment of a non-cumulative preference dividend to holders of the Preference Shares in accordance with the terms of issue of the Preference Shares. The preference dividend for each Preference Share is calculated at the dividend rate of 3.9% (net) per annum of the issue price of $1.00 for each Preference Share on the basis of 184 days, being the actual number of days comprised in the dividend period from 30 June 2005 to 30 December 2005, divided by 365 days.

| | |
|---|---|
| Name of Dividend | Preference Dividend |
| Dividend Type | Cash |
| Dividend Amount per Preference Share (in cents) | 1.97 cents (net) per Preference share |
| Dividend rate (in %) | 3.9% (net) per annum on the issue price of each Preference Share |
| Dividend period | From 30 June 2005 to 30 December 2005 (both dates inclusive) |
| Par value of Preference Shares | $0.05 per Preference Share |
| Issue price of Preference Shares | $1.00 per Preference share |
| Tax rate | 20% |

***(b) Corresponding Period of the Immediately Preceding Financial Year***

***Any dividend declared for the corresponding period of the immediately preceding financial year?***

Yes.

| | |
|---|---|
| Name of Dividend | Preference Dividend |
| Dividend Type | Cash |
| Dividend Amount per Preference Share (in cents) | 2.19 cents (net) per Preference share |
| Dividend rate (in %) | 3.9% (net) per annum on the issue price of each Preference Share |
| Dividend period | From 9 June 2004 to 30 December 2004 (both dates inclusive) |
| Par value of Preference Shares | $0.05 per Preference Share |
| Issue price of Preference Shares | $1.00 per Preference share |
| Tax rate | 20% |

***(c) Date payable***

The preference dividend for the period from 30 June 2005 to 30 December 2005 (both dates inclusive) will be paid on 3 January 2006.

***(d)* Books Closure Date for Non-redeemable Convertible Non-cumulative Preference Shares of $0.05 each (the "Preference Shares")**

**NOTICE IS HEREBY GIVEN** that the Preference Share Transfer Books and Register of Preference Shareholders of the Company will be closed on 16 December 2005. Duly completed registrable transfers received by the Company's Registrar, M & C Services Private Limited of 138 Robinson Road #17-00, The Corporate Office, Singapore 068906, up to 5.00 p.m. on 15 December 2005 will be registered to determine Preference Shareholders' entitlement to the preference dividend (the "Preference Dividend") of 3.9% per annum (net) for the dividend period from 30 June 2005 to 30 December 2005 (both dates inclusive). In respect of Preference Shares in securities accounts with The Central Depository (Pte) Limited ("CDP"), the Preference Dividend will be paid by the Company to CDP who will distribute the Preference Dividend to the holders of the securities accounts.

**12. If no dividend has been declared/recommended, a statement to that effect.**

No ordinary dividend has been declared or recommended for the current financial period under review.

PART II - ADDITIONAL INFORMATION REQUIRED FOR FULL YEAR ANNOUNCEMENT
(This part is not applicable to Q1, Q2, Q3 or Half Year Results)

**13. Segmented revenue and results for business or geographical segments (of the group) in the form presented in the issuer's most recently audited annual financial statements, with comparative information for the immediately preceding year.**

**By Business Segments**

| | <-----The Group-----> | | | |
|---|---|---|---|---|
| | Third quarter ended 30 September | | 9-month period ended 30 September | |
| | 2005 | 2004 | 2005 | 2004 (restated) |
| **Revenue** | S$'000 | S$'000 | S$'000 | S$'000 |
| Property Development | 89,281 | 128,488 | 223,029 | 401,415 |
| Hotel Operations | 441,669 | 414,516 | 1,311,241 | 1,212,045 |
| Rental Properties | 40,516 | 43,966 | 119,421 | 134,494 |
| Others | 13,006 | 10,873 | 33,689 | 28,812 |
| | 584,472 | 597,843 | 1,687,380 | 1,776,766 |
| **Profit before tax (*)** | | | | |
| Property Development | 22,499 | 17,580 | 44,967 | 70,062 |
| Hotel Operations | 46,885 | 37,126 | 163,003 | 84,898 |
| Rental Properties | 15,704 | 4,399 | 36,717 | 21,158 |
| Others | 1,564 | 19,672 | 4,026 | 20,853 |
| | 86,652 | 78,777 | 248,713 | 196,971 |

* includes share of after-tax profit from jointly controlled entities and associated companies.

**14. In the review of performance, the factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments.**

**Property Development**

Revenue decreased by $39.2 million (or 30.5%) to $89.3 million (2004: $128.5 million) and $178.4 million (or 44.4%) to $223.0 million (2004: $401.4 million) for Q3 and 9-month period respectively.

Pre-tax profit increased by $4.9 million (or 27.8%) to $22.5 million (2004: $17.6 million) for Q3 but decreased by $25.1 million (or 35.8%) to $45.0 million (2004: $70.1 million) for 9-month period.

Projects that contributed to both revenue and profit include Savannah CondoPark, The Pier at Robertson and The Esparis. In addition, the Group continued to recognise profit from Edelweiss Park which is a project developed by a jointly controlled entity of the Group as well as for The Sail @ Marina Bay, held by another jointly controlled entity, in which the Group has a 50% interest.

The decrease in revenue and 9-month period pre-tax profit is mainly on account of completion of Goldenhill Park, Changi Rise and Nuovo EC during 2004 and fewer development projects for which profits can be recognised based on their stage of completion. The increase in pre-tax profit for Q3 is due mainly to profit recognised for The Sail @ Marina Bay and higher contribution from Edelweiss Park.

**Hotel Operations**

Revenue improved by $27.2 million (or 6.6%) to $441.7 million (2004: $414.5 million) and $99.2 million (or 8.2%) to $1,311.2 million (2004: $1,212.0 million) for Q3 and 9-month period respectively.

Pre-tax profit increased by $9.8 million to $46.9 million (2004: $37.1 million) and $78.1 million to $163.0 million (2004: $84.9 million) for Q3 and 9-month period respectively.

The increase in both revenue and pre-tax profit resulted from the improvement in RevPAR across all regions, except for London in Q3, and profit contribution of £12.8 million (approximately S$39.8 million) from the settlement of Millenium Hilton insurance dispute.

**Rental Properties**

Revenue decreased by $3.5 million to $40.5 million (2004: $44.0 million) and $15.1 million to $119.4 million (2004: $134.5 million) for Q3 and 9-month period respectively mainly due to lower rental income following the disposal of the Birkenhead Shopping Centre and Marina in Q4 2004 .

Pre-tax profit of $15.7 million (2004: $4.4 million) and $36.7 million (2004: $21.2 million) were achieved for Q3 and 9-month period respectively. The increase for Q3 and 9-month period resulted from the gain on disposal of MyeongDong Central Building in Seoul, held by a jointly controlled entity in which the Group has a 50% interest and the gain on disposal of Bayswater Tower in Sydney by a subsidiary. This has been partially offset by the absence of rental income resulting from the sale of Birkenhead Shopping Centre and Marina last year.

**Others**

Revenue comprises mainly income from hotel management, building maintenance contracts, project management, club operations and dividend income.

Revenue for Q3 increased by $2.1 million to $13.0 million (2004: $10.9 million) and by $4.9 million to $33.7 million for 9-month period (2004: $28.8 million) mainly on account of higher project management fees received.

Pre-tax profit for this segment decreased by $18.1 million to $1.6 million (2004: $19.7 million) for Q3 and $16.9 million to $4.0 million (2004: $20.9 million) for 9-month period. Higher profit achieved in 2004 was due to the Group's disposal of its effective interest in Amarin Plaza Public Company Limited.

**15. A breakdown of sales.**

| | <------The Group------> | | | |
|---|---|---|---|---|
| | 2005 | | 2004 | |
| | Q3<br>S$'000 | 9-month<br>S$'000 | Q3<br>S$'000 | 9-month<br>S$'000 |
| Sales | 584,472 | 1,687,380 | 597,843 | 1,776,766 |
| Operating profit after tax before minority interests | 61,471 | 168,820 | 76,444 | 192,216 |

**16. A breakdown of the total annual dividend (in dollar value) for the issuer's latest full year and its previous full year.**

Total Annual Net Dividend (*Refer to Para 16 of Appendix 7.2 for the required details*)

| | Full Year 2004 S$'000 | Full Year 2003 S$'000 |
|---|---|---|
| Ordinary | 52,786 | 49,631 |
| Special | - | 330,874 |
| Preference | 7,248 | - |
| Total | 60,034 | 380,505 |

**17. Interested Person Transactions**

There were no interested person transactions conducted with Hong Leong Investment Holdings Pte. Ltd. group of companies under the shareholders' mandate pursuant to Rule 920 of the SGX Listing Manual in the quarter ended 30 September 2005.

**18. Subsequent Event**

On 1 June 2004, Kingsgate Investments Pty Limited, a subsidiary of CDL Hotels New Zealand Limited, which in turn is a subsidiary of Millennium & Copthorne Hotels plc, in which the Group has a 52% interest, entered into a conditional sale and purchase agreement with HSBC Asset Management (Australia) Limited, which subsequently changed its name to Challenger Funds Management Ltd, for the sale of the Kingsgate Shopping Centre at Kings Cross Road in Sydney at a price of A$20 million ("S&P Agreement"). Settlement under the S&P Agreement was completed on 20 October 2005 for a net consideration of A$19.9 million, after taking into account the deposit paid at the time the S&P Agreement was entered into and certain adjustments required to be made under the S&P Agreement.

**BY ORDER OF THE BOARD**

Shufen Loh @ Catherine Shufen Loh
Company Secretary
14 November 2005